Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

By Electronic Mail

August 26, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 25, 2020 The Nasdaq Stock Market (the "Exchange") received from Hycroft Mining Holding Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Warrants assumed by the
Registrant on May 29, 2020, to
purchase shares of common stock

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery